UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September 12, 2016

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Sasol publishes 2016 annual financial statements


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

SASOL PUBLISHES 2016 ANNUAL FINANCIAL STATEMENTS

Annual Financial statements for the year ended 30 June 2016

Sasol's annual financial statements for the year ended 30 June
2016, prepared in accordance with International Financial
Reporting Standards, have been published on the Sasol website at www.sasol.com.

Copies of annual financial statements for the year ended 30 June
2016

A copy of the annual financial statements of the Company may be obtained by every person who holds or has a beneficial interest in any securities issued by the Company, without charge, as follows:

1. By downloading a copy of the annual financial statements from the company's website, www.sasol.com; or

2. By requesting a copy of the annual financial statements from Sasol Investor Relations by means of either:

a. e-mail to investor.relations@sasol.com;
b. Post to PO Box 5486, Johannesburg, 2000, South Africa; or
c. Facsimile to + 27 (0) 11 522 1184.


12 September 2016
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date September 12, 2016			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary